UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. No.  )(1)




                         TELESCAPE INTERNATIONAL, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   730905106
                                 (CUSIP Number)

                                    Copy to:

Sandler Capital Management                Michael R. Reiner, Esq.
767 Fifth Avenue                          Morrison Cohen Singer & Weinstein, LLP
New York, New York 10153                  750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 2, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sandler Capital Partners IV, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,772,688 shares                                    12.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,135,809 shares                                     5.3%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,772,688 shares                                    12.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,135,809 shares                                     5.3%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sandler Capital Partners IV FTE, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                WC,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,135,809 shares                                    5.3%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,772,688 shares                                   12.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,135,809 shares                                    5.3%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,772,688 shares                                   12.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sandler Investment Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                               0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                    16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                    16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                3,908,497 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Sandler Capital Management

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                     16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                     16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                ARH Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

              OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                     16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                     16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MJDM Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                               0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497                                           16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                    16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Four JK Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                     16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                     16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Jirakal Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                              0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                   16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                              0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                   16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Harvey Sandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                             0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                  16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                             0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                  16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Michael J. Marocco

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                     16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                     16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                John Kornreich

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                                0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                     16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                                0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                     16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.730905106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                David Lee

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares                                               0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,908,497 shares                                   16.2%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                              0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,908,497 shares                                   16.2%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,908,497 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated as of June 2, 2000, relates to the reporting persons' ownership of the securities of Telscape International, Inc. (the "Issuer" or "Telscape").

Item 1.  Security and Issuer.

     (a) Common Stock, $0.001 par value per share ("Common Stock"), (CUSIP No. 730905106).

     (b) Each share of Class D Convertible Senior Preferred Stock (the "Class D Preferred Stock"), converts into 479 shares of Common Stock upon the occurrence of certain events.

     (c) Each Warrant (the "Warrant") is exercisable for one share of Common Stock.

     (d) Telscape International, Inc., a Texas corporation, has its principal exeutive offices at 1325 Northmeadow Parkway, Suite 110, Roswell, Georgia 30076.

Item 2.  Identity and Background.

1. (a) Sandler Capital Partners IV L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler IV").

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

2. (a) Sandler Capital Partners IV FTE, L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler IV FTE").

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

3. (a) Sandler Investment Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("SIP").

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

4. (a) Sandler Capital Management, a registered investment advisor and a general partnership organized under the laws of the State of New York ("SCM").

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

         SCM is managed by a committee (the "Management Committee") consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler IV and Sandler IV FTE's investment in the securities of the Issuer require the consent of the Management Committee. SCM currently has 5 other general partners, including a corporation owned by David Lee, a director of the Issuer.

         The attached Schedule I sets forth a list of each of the other general partners of SCM (other than ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp.), the executive officers and directors of each of the general partners of SCM, and the controlling persons of the other general partners of SCM, and contains the following information with respect to each such person: (i) name,
(ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

5.   (a) ARH Corp., a Delaware corporation.

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

6.   (a) MJDM Corp., a New York corporation.

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

7.   (a) Four JK Corp., a Delaware corporation.

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

8.   (a) Jirakal Corp., a New York corporation.

     (b) Address:   767 Fifth Avenue
                    New York, New York 10153

     (c) Principal Business: Investments.

     (d) No.

     (e) No.

9. (a) Harvey Sandler, is the sole stockholder of ARH Corp., President of Sandler Enterprises and a Managing Director of SCM.

     (b)  Address:  Sandler Enterprises
                    1555 North Park Drive, Suite 101
                    Weston, Florida 33329

     (c)  Principal Occupation: Investor.

     (d)  No.

     (e)  No.

     (f)  Citizenship: United States

         ARH Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE. Harvey Sandler is the father of Andrew Sandler, the sole shareholder of ALCR Corp., a general partner of SCM.

10.   (a)  Michael J. Marocco, is the sole shareholder of MJDM Corp. and a
           Managing Director of SCM.

      (b)  Address:  Sandler Capital Management
                     767 Fifth Avenue
                     New York, New York 10153

      (c)  Principal Occupation: Investments.

      (d)  No.

      (e)  No.

      (f)  Citizenship: United States.

         MJDM Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE.

11.   (a)  John Kornreich, is the majority stockholder of Four JK Corp. and a
           Managing Director of SCM.

      (b)  Address:   Sandler Capital Management
                      767 Fifth Avenue
                      New York, New York 10153

      (c)  Principal Occupation: Investments.

      (d)  No.

      (e)  No.

      (f)  Citizenship: United States.

         Four JK Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE.

12.   (a)  David Lee, is a director of the Issuer, the sole shareholder of
           Jirakal Corp.

      (b)  Address:   Sandler Capital Management
                      767 Fifth Avenue
                      New York, New York 10153

      (c)  Principal Occupation: Investments.

      (d)  No.

      (e)  No.

      (f)  Citizenship: United States.

         Jirakal Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler IV and Sandler IV FTE.

         None of the reporting persons and to the best of each of the reporting person's knowledge, none of the persons named in Schedule I hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 2, 2000, the Issuer completed its merger with Pointe Communications Corporation ("Pointe") pursuant to the Amended and Restated Agreement and Plan of Merger dated December 31, 1999, by and among Telscape, Pointe Acquisition Corp., a wholly owned subsidiary of Telscape ("Acquisition"), and Pointe. As a result of the merger, Acquisition merged with and into Pointe with Pointe surviving the merger to become a wholly owned subsidiary of Telscape. The reporting persons previously filed a Schedule 13D, dated May 13, 1999, reflecting their beneficial ownership of the shares of Common Stock, $0.00001 par value per share, of Pointe.

         Upon the consummation of the merger, each share of Pointe common stock, $.00001 par value, converted into the right to receive 0.223514 of a share of Telscape Common Stock. Additionally, upon the consummation of the merger, each share of Pointe's Class A Cumulative Convertible Preferred Stock, $.00001 par value, converted into the right to receive one share of Telscape preferred stock (the Class D Preferred Stock). Any holder of other Pointe derivative securities had the right to exercise such securities for shares of Telscape Common Stock based on the above described exchange ratio. Telscape did not issue fractional shares in the merger but did pay cash in lieu of fractional shares based on a price per share of Telscape Common Stock of $9.337.

         In the merger, as described above, Telscape issued shares of Class D Preferred Stock which have substantially identical rights and preferences to Pointe's Class A Cumulative Convertible Preferred Stock. The Class D Preferred Stock pays quarterly dividends at a rate of 12% per year, which may be paid in additional shares of the Class D Preferred Stock. Each holder of the Class D Preferred Stock has the right to receive notice of any meeting of Telscape's shareholders and the right to vote the number of shares of Telscape Common Stock into which the Class D Preferred Stock is convertible. Holders of Class D Preferred Stock may convert each share of Class D Preferred Stock into 479 shares of Telscape Common Stock.

         Pursuant to the terms of the Class D Preferred Stock, Sandler IV and Sandler IV FTE, have the right to designate one member of the Board of Directors of the Issuer. Such director shall be subject to removal only at the request of Sandler IV and Sander IV FTE. The right is granted to Sandler IV and Sandler IV FTE so long as they, together with their respective affiliates, hold at least 35% in the aggregate of the Class D Preferred Stock originally issued to them, or their affiliates continue to hold more than 50% in the aggregate of the Class D Preferred Stock originally issued to Sandler IV and Sander IV FTE.

         As a result of the merger, Sandler IV received 4,013.192 shares of Class D Preferred Stock and Warrants to purchase 849,433 shares of Common Stock. Also, as a result of the merger Sandler IV FTE received 1,643.971 shares of Class D Preferred Stock and Warrants to purchase 347,963 shares of Common Stock.

         The Issuer can require the conversion of the Class D Preferred Stock if
(a) there is a qualified public offering (as defined in the terms of the Class D Preferred Stock), or (b) at any time after the first anniversary of the issue date of the Class D Preferred Stock, if (i) the Common Stock is listed for trading on certain designated exchanges, (ii) the Common Stock shall have traded for at least 20 consecutive trading days at a price per share of at least $22.37, and (iii) the Common Stock has an average daily trading volume during such 20 consecutive trading day period of at least $1,000,000.

         The Class D Preferred Stock has a liquidation preference of $3,000 per share, plus accrued and unpaid dividends.

         The Issuer has the right to cause the exercise of the Warrants if the closing price of the Issuer's Common Stock for 20 consecutive trading days is equal to at least $22.37 per share, pursuant to the terms of the Warrant.

         In connection with the issuance of the Class D Preferred Stock and the Warrants, the Issuer entered into a Registration Rights Agreement with the holders thereof. Pursuant to the terms of the Registration Rights Agreement, Telscape has agreed to file a registration statement under the Securities Act of 1933, as amended, within 90 days after the consummation of the merger to permit the sale of shares of Common Stock issuable upon conversion of the Class D Preferred Stock and shares of Common Stock issuable upon exercise of the Warrants. Telscape has also granted certain "demand" and "piggyback" registration rights to the holders of the Class D Preferred Stock and the Warrants.

Item 4.  Purpose of Transaction.

         Other than the David Lee's capacity as a director of the Issuer and the reporting persons' purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein.

Item 5.  Interest in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 8,162,526 shares of Common Stock outstanding as reported by the Issuer in its Form S-4 (less 83,359 treasury shares) filed on May 12, 2000 plus approximately 12,159,767 shares of Common

Stock issued in the merger registered on the Form S-4), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 2, 2000:

                                                                                                Percentage of Shares
                                                                  Shares of Common                of Common Stock
Name                                                         Stock Beneficially Owned            Beneficially Owned
----                                                         ------------------------            ------------------
Sandler Capital Partners IV, L.P.                                3,908,497(2,3,4)                       16.2%
Sandler Capital Partners IV FTE, L.P.                            3,908,497(2,3,4)                       16.2%
Sandler Investment Partners, L.P.                                3,908,497(2,3,4)                       16.2%
Sandler Capital Management                                       3,908,497(2,3,4)                       16.2%
ARH Corp.                                                        3,908,497(2,3,4)                       16.2%
MJDM Corp.                                                       3,908,497(2,3,4)                       16.2%
Four JK Corp.                                                    3,908,497(2,3,4)                       16.2%
Jirakal Corp.                                                    3,908,497(2,3,4)                       16.2%
Harvey Sandler                                                   3,908,497(2,3,4)                       16.2%
Michael J. Marocco                                               3,908,497(2,3,4)                       16.2%
John Kornreich                                                   3,908,497(2,3,4)                       16.2%
David Lee                                                        3,908,497(2,3,4)                       16.2%


         (b) SCM is managed by a Management Committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler IV and Sandler IV FTE's investment in the securities of the Issuer require the consent of the Management Committee. SCM currently has 5 other general partners, including a corporation owned by David Lee, a director of the Issuer.

         Sandler IV has sole power to vote and to dispose of 2,772,688 shares of Common Stock (including 1,923,255 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 849,433 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 12.0% of the outstanding shares of Common Stock. Sandler IV may be deemed to have shared power to vote and to dispose of 1,135,809 shares of Common Stock (including 787,846 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 347,963 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 5.3% of the outstanding shares of Common Stock.

         Sandler IV FTE has sole power to vote and to dispose of 1,135,809 shares of Common Stock (including 787,846 shares of Common Stock issuable upon the conversion of the

-------------
(2) Includes 1,923,255 shares of Common Stock issuable upon the conversion of the 4,013.192 shares of Class D Preferred Stock owned by Sandler IV and 849,433 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler IV.

(3) Includes 787,846 shares of Common Stock issuable upon the conversion of the 1,643.971 shares of Class D Preferred Stock owned by Sandler IV FTE and 347,963 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler IV FTE.

(4) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

Class D Preferred Stock and 347,963 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 5.3% of the outstanding shares of Common Stock. Sandler IV FTE may be deemed to have shared power to vote and to dispose of 2,772,688 shares of Common Stock (including 1,923,255 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 849,433 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 12.0% of the outstanding shares of Common Stock.

         By virtue of being the general partner of Sandler IV and Sandler IV FTE, Sandler Investment Partners may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         By virtue of being the general partner of Sandler Investment Partners, Sandler Capital Management may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         By virtue of being a general partner of Sandler Capital Management, each of ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp., may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         By virtue of being the sole stockholder of ARH Corp. and a member of the Management Committee of SCM, Harvey Sandler may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         By virtue of being the sole shareholder of MJDM Corp. and a member of the Management Committee of SCM, Michael Marocco may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         By virtue of being the majority stockholder of Four JK Corp. and a member of the Management Committee of SCM, John Kornreich may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         By virtue of being the sole shareholder of Jirakal Corp., David Lee may be deemed to have shared power to vote and to dispose of 3,908,497 shares of Common Stock (including 2,711,101 shares of Common Stock issuable upon the conversion of the Class D Preferred Stock and 1,197,396 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 16.2% of the outstanding shares of Common Stock.

         (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected during the sixty days prior to June 2, 2000:

         The information set forth in Item 3 is hereby incorporated herein by reference.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 3 is hereby incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Agreement among the reporting persons, effective as of June 2, 2000, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

         Exhibit 2. Securities Purchase Agreement dated as of May 13, 1999 (incorporated by reference to Exhibit 10.20 of Pointe's Quarterly Report on Form 10-Q filed on May 17, 1999.)

         Exhibit 3. Certificate of Designation of Preferences, Rights and Privileges of Class D Convertible Senior Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed on June 16, 2000.)

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 16, 2001

                                       SANDLER CAPITAL PARTNERS IV, L.P.
                                       By:   Sandler Investment Partners, L.P.,
                                             General Partner
                                             By:  Sandler Capital Management,
                                                  General Partner
                                                  By:  MJDM Corp., a
                                                       General Partner

                                             By:  /s/ Moira Mitchell
                                             -----------------------------------
                                                  Name:   Moira Mitchell
                                                  Title:  President


                                       SANDLER CAPITAL PARTNERS IV FTE, L.P.
                                       By:   Sandler Investment Partners, L.P.,
                                             General Partner
                                             By:  Sandler Capital Management,
                                                  General Partner
                                                  By:  MJDM Corp., a
                                                       General Partner

                                             By:  /s/ Moira Mitchell
                                             -----------------------------------
                                                  Name:   Moira Mitchell
                                                  Title:  President


                                        SANDLER INVESTMENT PARTNERS, L.P.
                                        By:  Sandler Capital Management,
                                             General Partner
                                             By:  MJDM Corp., a General Partner


                                             By: /s/ Moira Mitchell
                                             -----------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: President

                                             SANDLER CAPITAL MANAGEMENT
                                             By:  MJDM Corp., a General Partner

                                             By: /s/ Moira Mitchell
                                             -----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: President

                                             ARH CORP.

                                             By: /s/ Moira Mitchell
                                             ----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: Secretary and Treasurer


                                             MJDM CORP.

                                             By:  /s/ Moira Mitchell
                                             ----------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: President


                                             FOUR JK CORP.

                                             By: /s/ Moira Mitchell
                                                 ------------------------------
                                                 Name:   Moira Mitchell
                                                 Title:  President


                                             JIRAKAL CORP.

                                             By: /s/ Moira Mitchell
                                             ----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: President

                                             /s/ Harvey Sandler
                                             ----------------------------------
                                                 Harvey Sandler


                                             /s/ Michael J. Marocco
                                             ----------------------------------
                                                 Michael J. Marocco


                                             /s/ John Kornreich
                                             ----------------------------------
                                                 John Kornreich


                                             /s/ David Lee
                                             ----------------------------------
                                                 David Lee


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

         The following Schedule sets forth a list of each of the other general partners of Sandler Capital Management (other than ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp.), the executive officers and directors of each of the general partners of Sandler Capital Management, and the controlling persons of the other general partners of Sandler Capital Management, and contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.


                                   SCHEDULE 1


              OTHER GENERAL PARTNERS OF SANDLER CAPITAL MANAGEMENT

                                        Citizenship or State or Other         Present principal business and
Name/Position                           Place of Organization                 address of its principal office
-------------                           ---------------------                 -------------------------------
ALCR Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Terpsi Corp., General Partner           New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Serf Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Medg Corp., General Partner             New York                              Investments
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153


                  EXECUTIVE OFFICERS AND DIRECTORS OF ARH CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Jeffrey M. Levine, President            United States                         Chief Financial Officer
                                                                              Sandler Enterprises
                                                                              1555 North Park Drive
                                                                              Suite 101
                                                                              Weston, Florida  33329

Moira Mitchell, Secretary               United States                         Administrative
and Treasurer                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Ricky Sandler, Director                 United States                         Investments
                                                                              Eminence Partners LLC
                                                                              20 Park Avenue
                                                                              Suite 3300
                                                                              New York, New York 10166


                 EXECUTIVE OFFICERS AND DIRECTORS OF MJDM CORP.


                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President,             United States                         Administrative
Treasurer and Secretary                                                       Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590


                EXECUTIVE OFFICERS AND DIRECTORS OF FOUR JK CORP.


                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, Director and            United States                         Administrative
President                                                                     Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153


                EXECUTIVE OFFICERS AND DIRECTORS OF JIRAKAL CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590


          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF ALCR CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Jeffrey M. Levine, President            United States                         Chief Financial Officer
                                                                              Sandler Enterprises
                                                                              1555 North Park Drive
                                                                              Suite 101
                                                                              Weston, Florida  33329

Moira Mitchell, Vice                    United States                         Administrative
President and Secretary                                                       Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Ricky Sandler, Director                 United States                         Investments
                                                                              Eminence Partners LLC
                                                                              20 Park Avenue
                                                                              Suite 3300
                                                                              New York, New York 10166

Andrew Sandler, Sole                    United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153


         EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF TERPSI CORP.


                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

Hannah Stone, Sole                      United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF SERF CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, President               United States                         Administrative
                                                                              Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Kathy Rose, Vice President              United States                         Administrative
and Secretary                                                                 Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Michael Todress, Director               United States                         Accountant
                                                                              Todress and Rubin LLP
                                                                              400 Post Avenue
                                                                              Suite 205
                                                                              Westbury, New York 11590

David Schimmel, Sole                    United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF MEDG CORP.

                                                                              Present principal occupation or
                                                                              employment and name,
                                        Citizenship or State or Other         principal business and
Name/Position                           Place of Organization                 address of employer
-------------                           ---------------------                 -------------------
Moira Mitchell, Director and            United States                         Administrative
President                                                                     Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Anthony Cimini, Director,               United States                         Controller
Vice President and Secretary                                                  Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

Edward Grinacoff, Sole                  United States                         Managing Director
Shareholder                                                                   Sandler Capital Management
                                                                              767 Fifth Avenue
                                                                              New York, New York 10153

EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the securities of Telscape International, Inc. and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 2nd day of June 2000.

                                       SANDLER CAPITAL PARTNERS IV, L.P.
                                       By:   Sandler Investment Partners, L.P.,
                                             General Partner
                                             By:  Sandler Capital Management,
                                                  General Partner
                                                  By:  MJDM Corp., a
                                                       General Partner

                                             By:  /s/ Moira Mitchell
                                             -----------------------------------
                                                  Name:   Moira Mitchell
                                                  Title:  President


                                       SANDLER CAPITAL PARTNERS IV FTE, L.P.
                                       By:   Sandler Investment Partners, L.P.,
                                             General Partner
                                             By:  Sandler Capital Management,
                                                  General Partner
                                                  By:  MJDM Corp., a
                                                       General Partner

                                             By:  /s/ Moira Mitchell
                                             -----------------------------------
                                                  Name:   Moira Mitchell
                                                  Title:  President


                                        SANDLER INVESTMENT PARTNERS, L.P.
                                        By:  Sandler Capital Management,
                                             General Partner
                                             By:  MJDM Corp., a General Partner


                                             By: /s/ Moira Mitchell
                                             -----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: President

                                             SANDLER CAPITAL MANAGEMENT
                                             By:  MJDM Corp., a General Partner

                                             By: /s/ Moira Mitchell
                                             -----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: President


                                             ARH CORP.

                                             By: /s/ Moira Mitchell
                                             ----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: Secretary and Treasurer


                                             MJDM CORP.

                                             By:  /s/ Moira Mitchell
                                             ----------------------------------
                                                  Name:  Moira Mitchell
                                                  Title: President


                                             FOUR JK CORP.

                                             By: /s/ Moira Mitchell
                                                 ------------------------------
                                                 Name:   Moira Mitchell
                                                 Title:  President


                                             JIRAKAL CORP.

                                             By: /s/ Moira Mitchell
                                             ----------------------------------
                                                 Name:  Moira Mitchell
                                                 Title: President


                                             /s/ Harvey Sandler
                                             ----------------------------------
                                                 Harvey Sandler


                                             /s/ Michael J. Marocco
                                             ----------------------------------
                                                 Michael J. Marocco


                                             /s/ John Kornreich
                                             ----------------------------------
                                                 John Kornreich


                                             /s/ David Lee
                                             ----------------------------------
                                                 David Lee